

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 14, 2007

Mr. Richard Schler
President, Principal Executive Officer and Director
Uranium Star Corp.
901 – 141 Adelaide St. W.
Toronto, Ontario, Canada M5H 3L5

> **Re:** **Uranium Star Corp.**
> **Form 8-K/A Filed March 13, 2007**
> **File No. 000-51151**

Dear Mr. Schler:

We have completed our review of your Item 4.01 Form 8-K and related filings and have no further comments at this time.

Sincerely,

April Sifford
Branch Chief

cc: Ryan Milne

<u>via facsimile</u>
Denis S. Frawley, Esq.
Ormston List Frawley LLP
(416) 364-2753